WOODSIDE



05009316

16 June 2005

RECEIVED

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – AC/P8 Petalonia North-1, lodged with the Australian Stock Exchange on 14 June 2005;
- Kipper Joint Venture, lodged with the Australian Stock Exchange on 15 June 2005;
- Form 604 Notice of change of interests of substantial holder (Geodynamics), lodged with the Australian Stock Exchange on 15 June 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**



**WOODSIDE PETROLEUM LTD.**
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

# ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 14 JUNE 2005
11:20AM (WST)



**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## AC/P8
## PETALONIA NORTH-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Petalonia North-1 exploration well located in the Bonaparte Basin was spudded on 10 June 2005. On 14 June 2005, at 06:00 hrs ACST the current operation was changing the drill bit at surface after having drilled to a depth of 2491 metres. The Atwood Eagle drill rig is drilling the well. The well is located in the Timor Sea approximately 10 kilometres south west of the Laminaria Oilfield and 570 kilometres north west of Darwin. Water depth at the location is 342 metres. Planned total depth is approximately 3920 metres.

All reported depths (excepting water depth) are referenced to the rig rotary table.

Subject to the approval and registration by the regulatory authority of the agreements pursuant to which Paladin Oil & Gas (Australia) Pty Limited ("Paladin") acquired its 33.33% interest in the Permit, the joint venture participants in the Petalonia North-1 well are Woodside (66.67%) and Paladin (33.33%). Woodside is operator of the AC/P8 joint venture.


125°0'0"E
128°0'0"E
130°0'0"E
AC/P8
Petalonia North-1
12°0'0"S
DARWIN
14°0'0"S
0
100
200
kilometres (approximate only)
Datum: WGS 1984
Confidential, Woodside
Internal Use Only
132°0'0"E

PETALONIA NORTH - 1 WELL LOCATION

# ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 15 JUNE 2005
10:30AM (WST)


WOODSIDE

**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## KIPPER JOINT VENTURE

Woodside Petroleum Ltd. advises that Esso Australia Pty Ltd, a subsidiary of ExxonMobil and operator of the Kipper joint venture in south-eastern Australia, today released the attached statement on behalf of the joint venturers.

ExxonMobil

# Media Release

15 June 2005

## PROJECT PARTICIPANTS SIGN MOU TO DEVELOP BASS STRAIT KIPPER GAS FIELD

Melbourne: Esso Australia Pty Ltd, a subsidiary of Exxon Mobil Corporation, today announced that the Kipper project participants (Esso Australia Resources Pty Ltd, BHP Billiton, Woodside Energy Ltd and Santos Ltd) had signed a Memorandum of Understanding (MOU) to develop the Kipper Gas Field in Bass Strait.

Under the MOU, the project participants have agreed on the key terms and conditions for processing gas from the Kipper field through Esso and BHP Billiton's infrastructure and processing facilities in Gippsland.

In addition, under the MOU, agreement has been reached on revised equity shares in the project. The ownership structure of the Kipper project will be: Esso 32.5 percent, BHP Billiton 32.5 percent, Woodside 21 percent and Santos 14 percent.

ExxonMobil Australia Chairman Mark Nolan noted that the signing of the MOU was an important project milestone.

"Signature of the MOU represents a significant achievement for the Kipper gas project. It marks the culmination of extensive examination of the best development plan for Kipper, after a seismic survey in 1999 and an appraisal well drilled in 2002 confirmed a resource of approximately 620 billion cubic feet of recoverable gas and 30 million barrels of condensate/LPGs.

"The project has the potential to be one of the largest gas developments to come on stream in Victoria in the medium term and will underpin growth in Gippsland gas sales. First gas is planned for 2009 subject to corporate funding approvals by each of the project participants.

"Our announcement today reinforces the continued strength of our Gippsland gas business," he said.

It is expected that the Kipper field will be developed by installation of a number of subsea wells and associated pipeline infrastructure. Kipper gas would then be piped through Esso and BHP Billiton infrastructure and processing facilities.

Mr Nolan also confirmed that Esso Australia would operate the Kipper development on behalf of the joint venture and that front-end engineering and design was expected to commence in the first half of 2006. Esso Australia will also commence all relevant approvals on behalf of the project.

The Kipper field is located in 100 metres of water, approximately 45 kilometres from Ninety Mile Beach on the Gippsland coast.

ENDS >

**Media contact:**

Rob Young 03 9270 3443 or 0438 080 998.

**Esso Australia Pty Ltd**
ABN 49 000 018 566
12 Riverside Quay
Southbank, Victoria 3006
61 3 9270 3333 Telephone
An **ExxonMobil** Subsidiary

# Form 604

Corporations Act 2001
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme: GEODYNAMICS LIMITED

ACN/ARSN: 095 006 090

**1. Details of substantial holder (1)**

Name: **WOODSIDE PETROLEUM LTD and each of its associates as set out in Annexure to this Notice (such associates are together known as the "Group Companies"**

ACN/ARSN (if applicable): **004 898 962**

There was a change in the interests of the substantial holder on: 14 June 2005

The previous notice was given to the company on: 11 November 2004

The previous notice was dated: 11 November 2004

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Fully paid ordinary shares | 11,554,503 | 13.59% | 11,554,503 | 12.27% |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 14/06/05 | Woodside Petroleum Ltd and Group Companies | Dilution from issue of shares pursuant to a placement completed in November 2004 and approved by Geodynamics Limited on 14/06/05 | Nil | 11,554,503 fully paid ordinary shares | 11,554,503 |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| Woodside Petroleum Ltd and Group Companies | Metasource Pty Ltd | Metasource Pty Ltd | Metasource Pty Ltd by reason of section 608(1) of the Corporations Act.<br><br>Woodside Petroleum Ltd and Group Companies by reason of section 608(3) of the Corporations Act. | 11,554,503 fully paid ordinary shares | 11,554,503 |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| Glyde Point Pty. Ltd. | Deregistered 23 January 2005 |
| North West Utilities Pty. Ltd. | Deregistered 10 May 2005 |
| Woodside Energy Technologies Pty. Ltd. | 100% owned subsidiary |
| Woodside China Liaison Pty. Ltd. | 100% owned subsidiary |
| Woodside Japan Liaison Pty. Ltd. | 100% owned subsidiary |
| Woodside Natural Gas Inc. | 100% owned subsidiary |
| Woodside Energy (Norway) Pty. Ltd. | 100% owned subsidiary |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Woodside Petroleum Ltd | 240 St Georges Terrace, Perth, Western Australia, 6000 |
| Metasource Pty Ltd | 240 St Georges Terrace, Perth, Western Australia, 6000 |
| Group Companies | 240 St Georges Terrace, Perth, Western Australia, 6000 |

## Signature

print name David Robert MARTIN capacity Secretary

**sign here** Date 15 June 2005

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

**ANNEXURE**

SCHEDULE TO NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER

Woodside Group Companies

| COMPANY NAME | ACN |
|---|---|
| Woodside Petroleum Ltd. | 004 898 962 |
| **CONTROLLED ENTITIES** | **ACN** |
| Woodside Energy Ltd. | 005 482 986 |
| Woodside Finance Limited | 007 285 314 |
| Woodside LNG Pty. Ltd. | 008 868 568 |
| Woodside Petroleum (W.A. Oil) Pty. Ltd. | 050 135 192 |
| Woodside Petroleum (Northern Operations) Pty. Ltd. | 055 079 822 |
| Mermaid Sound Port & Marine Services Pty. Ltd. | 008 945 104 |
| Woodside Petroleum Holdings Pty. Ltd. | 058 272 781 |
| Woodside Group Staff Superannuation Pty. Ltd. | 005 237 285 |
| Woodside Petroleum (Timor Sea 1) Pty. Ltd. | 066 086 075 |
| Woodside Petroleum (Timor Sea 19) Pty. Ltd. | 076 371 634 |
| Woodside Petroleum (Timor Sea 20) Pty. Ltd. | 076 371 670 |
| Woodside Petroleum (PNG) Pty. Ltd. | 067 360 105 |
| Woodside South East Asia Pty. Ltd. | 081 373 757 |
| Woodside Mauritania Pty. Ltd. | 083 070 937 |
| Woodside Holdings Pty. Ltd. | 086 818 911 |
| Woodside Petroleum (Timor Sea 7) Pty. Ltd. | 089 147 464 |
| Woodside Energy (Senegal) Pty. Ltd. | 093 023 119 |
| Woodside Eastern Energy Pty. Ltd. | 005 694 593 |
| Woodside Technical Services Pty. Ltd. | 090 004 729 |
| Woodside Energy Holdings Pty. Ltd. | 090 682 803 |
| Woodside Energy (USA) Inc. | N/A |
| Woodside Energy Holdings (USA) Inc. | N/A |
| Woodside Petroleum (NEDSP) Pty. Ltd. | 092 813 208 |
| Woodside SSW Solutions Pty. Ltd. | 093 277 411 |
| Woodside Guangdong Shipping (Two) Pty. Ltd. | 094 294 676 |
| Woodside Guangdong Shipping (One) Pty. Ltd. | 094 336 124 |
| Metasource Pty. Ltd. | 094 813 715 |
| Woodside West Kimberley Energy Pty. Ltd. | 095 092 121 |
| Woodside Energy (Algeria) Pty. Ltd. | 095 259 993 |
| Woodside Energy (Sahara) Inc. | N/A |
| Woodside Energy Holdings (UK) Pty. Ltd. | 096 905 574 |
| Woodside Energy (UK) Limited | N/A |
| Woodside Energy (Kenya) Pty. Ltd. | 097 225 584 |
| Woodside Mauritania Investments Pty. Ltd. | 097 350 644 |
| Woodside Quest Energy Pty. Ltd. | 098 480 338 |
| Woodside Energy (N.A.) Ltd. | N/A |
| Woodside Insurance Inc. | N/A |
| Woodside Energy Iberia S.A. | N/A |
| Woodside Energy (Carbon Capture) Pty. Ltd. | 105 069 163 |
| Woodside Energy (SL) Pty. Ltd. | 106 377 548 |
| WEL Mauritania B.V. | N/A |
| Woodside Energy Liaison Company (Korea) Pty. Ltd. | 107 829 194 |
| Woodside West Africa Pty. Ltd. | 110 662 327 |
| Woodside Energy Technologies Pty. Ltd. | 111 767 232 |
| Woodside China Liaison Pty. Ltd. | 113 193 918 |
| Woodside Japan Liaison Pty. Ltd. | 113 193 963 |
| Woodside Natural Gas Inc. | N/A |
| Woodside Energy (Norway) Pty. Ltd. | 114 102 439 |